Stradley Ronon Stevens & Young, LLP 191 North Wacker Drive Suite 1601 Chicago, IL 60606 Telephone 312.964.3500 Fax 312.964.3501 www.stradley.com

November 17, 2023

Filed via EDGAR

Ms. Thankam Varghese
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Re:	Macquarie ETF Trust (the “Registrant”) (File Nos. 333-273398 and 811-23890)

Dear Ms. Varghese:

On behalf of the Registrant, below are responses to the comments provided to me via telephone on November 15, 2023 with regard to pre-effective amendment No. 1 to the Registrant’s registration statement on Form N-1A (the “Pre-Effective Amendment”) relating to (i) the Macquarie Global Listed Infrastructure ETF (“Infrastructure Fund”); (ii) the Macquarie Energy Transition ETF (“Energy ETF”); and (iii) the Macquarie Tax-Free USA Short Term ETF (“Short-Term ETF”), each a series of the Registrant (collectively, the “Funds”).  The Pre-Effective Amendment was filed with the U.S. Securities and Exchange Commission (“Commission”) on November 8, 2023 to address comments provided by the staff of the Commission on August 23, 2023 (“Initial Correspondence”) to the Registrant’s initial filing of its registration statement on Form N-1A on July 24, 2023.

Below we have provided your comments to the Pre-Effective Amendment and the Registrant’s responses to them. Where responses indicate revised disclosure, the Registrant will file a second pre-effective amendment to its registration statement to reflect those changes.
1.
Comment:  In response to comment 1 of the Initial Correspondence, the principal investment strategies of the Infrastructure Fund was amended in the Pre-Effective Amendment to add the following language: “The Fund may rely on the country where the issuer is incorporated, is headquartered or has its principal place of business in determining the location of an issuer.” Please revise this sentence by changing “may” to “will,” such that the disclosure reads: “The Fund will rely on the country where the issuer is incorporated, is headquartered or has its principal place of business in determining the location of an issuer.”

Ms. Thankam Varghese
U.S. Securities and Exchange Commission
November 17, 2023

Response:  The Registrant has revised the disclosure as requested.

2.
Comment:  The second paragraph describing the principal investment strategies of the Infrastructure Fund in the Pre-Effective Amendment references “resilience and reliability.” In response to comment 4 of the Initial Correspondence, the Registrant supplementally provided information explaining these terms. Please include that supplemental information in the summary and/or statutory section of the prospectus for the Infrastructure Fund, as appropriate.

Response:  In the statutory prospectus in the section titled “How we manage the Funds—Our principal investment strategies—Macquarie Global Listed Infrastructure ETF,” the Registrant has added the following disclosure (bolded text indicates new language):

“Companies contributing towards climate change adaptation are those investing in critical infrastructure assets and associated natural resources to improve their resilience and reliability. Reliability refers to the ability of users of infrastructure assets to enjoy access to services as required. Reliability is increased when infrastructure assets have sufficient capacity, ability to withstand variable supply and demand, and ability to withstand planned and unplanned outages. An infrastructure asset’s resilience refers to its ability to withstand, respond to, and recover rapidly from disruptions caused by climate conditions; more resilient assets generally are planned, designed, built and operated in a way that anticipates, prepares for, and adapts to changing climate conditions.”

3.
Comment:  In response to comment 2 of the Initial Correspondence, the Registrant explained that it considered “infrastructure” to be an industry.  In the Statement of Additional Information, please revise the Funds’ fundamental policy no. 7 on concentration to state that the Infrastructure ETF and Energy ETF will be concentrated.

Response:  The Registrant has revised the disclosure as requested. The revised disclosure is as follows:

For Macquarie Tax-Free USA Short Term ETF
The Fund may not purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities, ~~securities of other investment companies~~ and “tax-exempt securities” (i.e., securities the interest on which is not subject to federal income tax) or such other securities as may be excluded for this purpose under the 1940 Act, the rules and regulations thereunder and any applicable exemptive relief) if, as a result, such purchase would

Ms. Thankam Varghese
U.S. Securities and Exchange Commission
November 17, 2023

result in the concentration (as that term may be defined in the 1940 Act, the rules and regulations thereunder and any applicable exemptive relief) of its investments in securities of issuers in any one industry.
For Macquarie Global Listed Infrastructure ETF
Under normal circumstances, the Fund will concentrate its investments in the securities of companies in the infrastructure industry. The Fund will not concentrate its investments in any other particular industry, except as permitted by exemptive or other relief or permission from the SEC, SEC staff or other authority of competent jurisdiction.
For Macquarie Energy Transition ETF
Under normal circumstances, the Fund will concentrate its investments in securities of companies in the energy, materials, industrial, renewable energy, and utilities sectors that meet the definition of “transition enablers” or “responsible producers.”  The Fund will not concentrate its investments in any other particular industry, except as permitted by exemptive or other relief or permission from the SEC, SEC staff or other authority of competent jurisdiction.

4.
Comment: Delete from the fundamental policy on concentration the phrase “securities of other investment companies”, as the staff takes the position that such securities should be counted for investment purposes.

Response: The Registrant has deleted the cited disclosure as requested. The revised disclosure showing that deletion is included in response to comment no. 3, above.

5.
Comment: In response to comment 24 of the Initial Correspondence, the Registrant revised its disclosure regarding consideration of investments of a Fund’s underlying investment companies when determining a Fund’s compliance with its concentration policy. Please revise the language added to the Pre-Effective Amendment by changing the word “may” to “will”.

Response: The Registrant has revised the disclosure as requested:

“A Fund may invest in other investment companies that may concentrate their assets in one or more industries. A Fund ~~may~~ will consider the concentration of such other investment companies in determining compliance with the Fund's concentration policy to the extent the Fund has sufficient information about such investments.”

Ms. Thankam Varghese
U.S. Securities and Exchange Commission
November 17, 2023

6.
Comment:  Please disclose, in an appropriate location in the prospectus, the following requirements from the Declaration of Trust: (i) in Article VII, Section 4(a), the requirement that shareholders, in seeking to bring a derivative action on behalf of the Trust, must make a pre-suit demand upon the Board, and (ii) in Article VII, Section 4(c), the requirement that the Board must be afforded a reasonable amount of time to consider such shareholder request and investigate the basis of such claim.

Response:  The Registrant has added the following language to the section titled “Capitalization”:

“The Declaration of Trust provides that each shareholder, by virtue of having become a shareholder of the Trust, shall be bound by the terms of the Declaration of Trust. The Declaration of Trust provides a detailed process for the bringing of derivative actions by shareholders for claims other than U.S. federal securities law claims beyond the process otherwise required by law. This process is intended to permit legitimate inquiries and claims while avoiding the time, expense, distraction, and other harm that can be caused to a Fund or its shareholders as a result of spurious shareholder demands and derivative actions. Prior to bringing a derivative action, a demand by the complaining shareholder must first be made on the Board of Trustees. The Declaration of Trust details conditions that must be met with respect to the demand. Following receipt of the demand, the Board of Trustees must be afforded a reasonable amount of time to consider and investigate the demand. The Board of Trustees will be entitled to retain counsel or other advisors in considering the merits of the request and shall require an undertaking by the shareholders making such request to reimburse the Trust for the expense of any such advisors in the event that the Board of Trustees determine not to bring such action. The Trust’s process for bringing derivative suits may be more restrictive than other investment companies. The process for derivative actions for the Trust also may make it more expensive for a shareholder to bring a suit than if the shareholder was not required to follow such a process.”

7.	Comment: Article IV, Section 3(a) of the Declaration of Trust states the following:

“The Trustees shall be subject to the same fiduciary duties to which the directors of a Delaware corporation would be subject if the Trust were a Delaware corporation, the Shareholders were shareholders of such Delaware corporation and the Trustees were directors of such Delaware corporation, and such modified duties shall replace any fiduciary duties to which the Trustees would otherwise be subject.”

We understand that Delaware law permits a fund to eliminate or alter the fiduciary duties of trustees, shareholders or other persons and replace them with the standards set forth in the Declaration of Trust of the Macquarie ETF Trust. Provisions eliminating or

Ms. Thankam Varghese
U.S. Securities and Exchange Commission
November 17, 2023

altering the fiduciary duties of a fund’s trustees, officers, member of any advisory board, investment advisers, depositors or principal underwriters are inconsistent with the federal securities laws and the Commission’s express views on such persons’ fiduciary duties.  Please add a provision to the Declaration of Trust or otherwise modify the Declaration of Trust to clarify explicitly that, notwithstanding anything to the contrary in the Declaration of Trust, nothing in the Declaration of Trust modifying, restricting or eliminating the duties or liabilities of trustees shall apply to, or in any way limit, the duties (including state law fiduciary duties of loyalty and care) or liabilities of such persons with respect to matters arising under the federal securities laws.

Response: The following provision will be added to the Registrant’s Declaration of Trust:

“Notwithstanding anything to the contrary in this Declaration of Trust, nothing in the Declaration of Trust that modifies, restricts or eliminates the duties or liabilities of the Trustees and officers shall apply to, or in any way limit the duties (including state law fiduciary duties of loyalty and care), or liabilities for the breach of such duties, of such persons with respect to, claims arising under the federal securities laws.”

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Please direct any questions or comments relating to this filing to me at (312) 964-3505.

Sincerely, /s/ Mark R. Greer Mark R. Greer

cc:
Catherine DiValentino, Macquarie Asset Management
Bruce Leto, Stradley Ronon Stevens & Young LLP
Michael Spratt, U.S. Securities and Exchange Commission
Thankam Varghese, U.S. Securities and Exchange Commission